UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

AVENTURA HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

86681R 10 5

(CUSIP Number)

Mark R. Horvath, Manager

Horvath Holdings, LLC

27771 Ford Road

Garden City, MI 48135

(248) 298-0225

With copies to:

Michael T. Raymond, Esq.

Dickinson Wright PLLC

301 E. Liberty, Suite 500

Ann Arbor, MI 48104-2266

(734) 623-1663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Horvath Holdings, LLC. I.R.S. Identification No. 202498502
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Michigan

(7) Sole Voting Power

-0-
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

-0-
(14)	Type of Reporting Person

OO – Limited Liability Company

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mark R. Horvath
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

United States

(7) Sole Voting Power

-0-
(8) Shared Voting Power

0
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

-0-
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

-0-
(14)	Type of Reporting Person

IN – Individual

In accordance with Rule 13d-2 promulgated under the Act, this Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the Reporting Person (defined below) to amend and supplement only information that has materially changed from the information set forth in the Schedule 13D filed by the Reporting Person on May 26, 2006 (the “Initial Schedule 13D”), as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 6, 2006 (“Amendment No. 1”), as amended further by the Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 8, 2007 (“Amendment No. 2”), as amended further by the Amendment No. 3 to Schedule 13D filed by the Reporting Person on June 12, 2007 (“Amendment No. 3”) with respect to the shares of common stock in Aventura Holdings, Inc. (collectively, the “Schedule 13D”). Unless otherwise indicated herein, terms used and defined in this Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2 and Amendment No. 3.

ITEM 1. SECURITY AND ISSUER

The security upon which this report is based is the common stock of Aventura Holdings, Inc., a Florida corporation (the “Company”), with a principal place of business located at 2650 Biscayne Blvd., First Floor, Miami, FL, 33137.

ITEM 2. IDENTITY AND BACKGROUND

(i) Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Horvath Holdings, LLC (the “Reporting Person”) is a limited liability company organized under the laws of the State of Michigan which owns and operates automobile dealerships and finance companies concentrating in the sub-prime lending market. The address of the Reporting Person’s principal place of business and principal office is 27771 Ford Road, Garden City, MI 48135. The Reporting Person’s sole manager and member is Mark R. Horvath (“Horvath”), a U.S. citizen with the same address as the Reporting Person. Horvath’s current principal occupation is manager of the Reporting Person.

During the past five years, neither the Reporting Person nor the Reporting Person’s sole member and manager, Mark R. Horvath, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(i) The following is hereby inserted after the final paragraph of Item 3 of the Schedule 13D:

The Reporting Person and Horvath entered into a Mutual Release and Settlement Agreement fully executed on November 9, 2007 (“Settlement Agreement”) with (among other individuals) the Company and Craig Waltzer, the Company’s president. The Settlement Agreement and its ancillary documents were placed into escrow pending the satisfaction of certain closing conditions and deliverable obligations as set forth therein. As of November 30, 2007, such conditions were fully satisfied and the Settlement Agreement and its ancillary documents were released from escrow. Pursuant to the Settlement Agreement, the Reporting Person assigned to the Company 400,000,000 shares of common stock of the Company and surrendered the Replacement Warrant to the Company. Additionally, pursuant to the Settlement Agreement, the parties mutually terminated the Registration Rights Agreement, Securities Purchase Agreement, and the Lock-Up Agreement (and all rights and obligations thereunder) and the Company assigned its entire stock interest in Ohio Funding to the Reporting Person. The Settlement Agreement relating to this transaction is attached as Exhibit 10.1 to this Amendment No. 4 to Schedule 13D and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

(i) Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Following completion of the transactions contemplated by the Settlement Agreement, the Reporting Person owns no stock in the Company, is under no contractual relationship with the Company (except for the Settlement Agreement) and does not have plans that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(b) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c) any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors to fill any existing vacancies on the board;

(d) any other material change in the present capitalization or dividend policy of the Company;

(e) any other material change in the Company’s business or corporate structure;

(f) any changes in the Company’s bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(i) Subsections (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Following the transactions contemplated by the Settlement Agreement, the Reporting Person and Horvath beneficially own no shares of common stock of the Company, or 0% of the voting securities of the Company.

(b) The responses of the Reporting Person and Horvath with respect to rows seven through ten (7-10) of the cover pages to this Amendment No. 4 to Schedule 13D are incorporated herein by reference.

(c) Except for the transactions contemplated by the Settlement Agreement, during the past sixty days immediately preceding the date of this Amendment No. 4 to Schedule 13D, the Reporting Person did not effect any other transactions in any securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

(i) Item 6 of the Schedule 13D is hereby amended and restated in its entirety:

Except for the Settlement Agreement, the Reporting Person is under no contract, arrangement, understanding or relationship with respect to the Company’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

(i) Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit Number	Description of Exhibit
10.1	Mutual Release and Settlement Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2007	Horvath Holdings, LLC

	By:	/s/ Mark R. Horvath
	Name:	Mark R. Horvath
	Title:	Manager

Dated: November 30, 2007

/s/ Mark R. Horvath
	Name:	Mark R. Horvath

Exhibit 10.1

Mutual Release and Settlement Agreement